05036927

SEC ... ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51512 |

SEC RECEIVED FEB 28 2005 PROCESSING WASH. D.C.

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICKS MICHAEL SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL GUTHAMMAR (212) 732-1600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. ECKHARDT & CO., P.C.
(Name – *if individual, state last, first, middle name*)

ONE HUNTINGTON QUADRANGLE, MELVILLE, NY 11747
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, MICHAEL GUTHAMMAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREDERICKS MICHAEL SECURITES, INC., as of 31 DECEMBER, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

2/18/05

Notary Public

JOSEPH R. MULLER
NOTARY PUBLIC, State of New York
No. 4771517
Qualified in Richmond County
Cert. Filed in ...... Co.
Commission Expires Mar. 30, 20..

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

# TABLE OF CONTENTS

ROBERT J. ECKHARDT & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SUITE 4 SOUTH 14 · ONE HUNTINGTON QUADRANGLE · MELVILLE, NY 11747
(631) 420-8100 · FAX (631) 420-8795 · EMAIL advisors@rjecpa.com

ROBERT J. ECKHARDT, CPA
LAURA A. POLICANO, CPA
JUDI L. COX, CPA

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, New York

We have audited the accompanying balance sheet of Fredericks Michael Securities, Inc. as of December 31, 2004 and the related statements of operations and changes in retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of Fredericks Michael Securities, Inc. as of December 31, 2003 were audited by other auditors whose report dated February 4, 2004 expressed an unqualified opinion on those statements.

Robert J. Eckhardt & Co., P.C.

Melville, NY
February 2, 2005

ROBERT J. ECKHARDT & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SUITE 4 SOUTH 14 · ONE HUNTINGTON QUADRANGLE · MELVILLE, NY 11747
(631) 420-8100 · FAX (631) 420-8795 · EMAIL advisors@rjecpa.com

ROBERT J. ECKHARDT, CPA
LAURA A. POLICANO, CPA
JUDI L. COX, CPA

## *REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3*

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Fredericks Michael Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Eckhardt + Co., P.C.

Melville, NY
February 2, 2005

# FREDERICKS MICHAEL SECURITIES, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 23,042 | $ 50,884 |
| Due from related party, net | 42,429 | 6,000 |
| Total current assets | $ 65,471 | $ 56,884 |
| INVESTMENT | 3,300 | 3,300 |
| FURNITURE AND EQUIPMENT (NET) | 14,765 | 1,078 |
| TOTAL ASSETS | $ 83,536 | $ 61,262 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accrued expenses | $ 6,785 | $ 8,044 |
| Income taxes payable | 466 | 1,673 |
| Total current liabilities | $ 7,251 | $ 9,717 |
| DEFERRED TAXES PAYABLE | 1,392 | |
| TOTAL LIABILITIES | $ 8,643 | $ 9,717 |
| SHAREHOLDERS' EQUITY | | |
| Common Stock, $1.00 par value, 200 shares authorized, 100 shares issued and outstanding | 100 | 100 |
| Additional paid-in capital | 49,900 | 49,900 |
| Retained earnings | 24,893 | 1,545 |
| Total shareholders' equity | $ 74,893 | $ 51,545 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 83,536 | $ 61,262 |

SEE NOTES TO FINANCIAL STATEMENTS

## FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| REVENUES | | |
| Advisory income | $ 50,664 | $ 15,000 |
| Leasing income | 13,769 | |
| Total revenues | $ 64,433 | $ 15,000 |
| COSTS AND EXPENSES | | |
| Depreciation | 5,059 | 3,164 |
| Legal, accounting, and regulatory fees | 12,918 | 8,608 |
| Office and other operating expenses | 3,306 | |
| Facilities charge | 18,000 | |
| Total costs and expenses | $ 39,283 | $ 11,772 |
| Earnings from operations | $ 25,150 | $ 3,228 |
| INTEREST INCOME | 56 | 108 |
| Earnings before income taxes | $ 25,206 | $ 3,336 |
| PROVISION FOR INCOME TAXES | 1,858 | 455 |
| Net earnings | $ 23,348 | $ 2,881 |
| RETAINED EARNINGS - beginning | 1,545 | (1,336) |
| RETAINED EARNINGS - ending | $ 24,893 | $ 1,545 |

SEE NOTES TO FINANCIAL STATEMENTS

## FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net earnings | $ 23,348 | $ 2,881 |
| Adjustments To Reconcile Net Earnings To Net Cash Flows From Operating Activities | | |
| Depreciation | 5,059 | 3,164 |
| Decrease (increase) in: | | |
| Due from related party, net | (36,429) | (3,000) |
| Increase (decrease) in: | | |
| Accrued expenses | (1,259) | (3,220) |
| Income taxes payable | (1,207) | |
| Deferred taxes payable | 1,392 | |
| Net cash used in operating activities | $ (9,096) | $ (175) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Capital expenditures | (18,746) | |
| Net cash used in investing activities | $ (18,746) | $ |
| Net decrease in cash and cash equivalents | (27,842) | (175) |
| CASH AND CASH EQUIVALENTS - beginning | 50,884 | 51,059 |
| CASH AND CASH EQUIVALENTS - ending | $ 23,042 | $ 50,884 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Income taxes paid during the period | $ 455 | $ 455 |
| Interest paid during the period | $ -0- | $ -0- |

SEE NOTES TO FINANCIAL STATEMENTS

# FREDERICKS MICHAEL SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2004 AND 2003

(1) SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Business –

Fredericks Michael Securities, Inc. ("FMS") is a privately held New York corporation, established in May 1988, that provides advisory services and leases equipment. On April 1, 1999, FMS's application with the U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved (effective upon the Company becoming a member in a self-regulatory organization). On July 9, 1999, pursuant to a membership agreement and business plan, FMS became a member of the National Association of Securities Dealers, Inc.

Revenue Recognition –

Revenue is recognized as earned excepting revenue arising from contingent advisory fee assignments, which is recognized – subject to the absence of uncertainties as to the amount of the success fee or the completion of the assignment – at the earlier date of when FMS's work is substantially completed (and the transaction is successfully consummated prior to the issuance of the financial statements) or when the transaction is successfully consummated. In instances where uncertainties exist as to the amount of the success fee payable or as to whether the assignment was completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred, excepting revenue sharing expenses, if applicable, arising from contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

Fredericks Michael & Co., a 49% shareholder of FMS, may undertake transactions in which FMS participates. The services, and revenue and expense associated with such transactions, are rendered and accounted for pursuant to an income and expense sharing agreement.

Furniture and equipment –

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents –

Cash and cash equivalents consist primarily of cash in banks and highly liquid investment securities that have maturities of three months or less when purchased. The carrying amount approximates fair value due to the short-term maturity of these instruments.

## FREDERICKS MICHAEL SECURITIES, INC.

### NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2004 AND 2003

(1) SIGNIFICANT ACCOUNTING PRINCIPLES (continued):

Fair value of financial instruments –

Carrying amounts of certain of FMS's financial instruments including cash, accounts receivable and other current assets, accounts payable and accrued expenses and other liabilities approximates fair value due to the short-term maturity of the instruments. The fair value of the other assets approximates its carrying value.

Long-lived assets –

Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment and Disposal of Long-Lived Assets,"* requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FMS has adopted this Statement and determined that no impairment loss need be recognized for applicable assets.

(2) FURNITURE AND EQUIPMENT:

Furniture and equipment consists of the following:

| | 2004 | 2003 |
|---|---|---|
| Furniture | $ 37,469 | $ 37,469 |
| Computer and office equipment | 38,276 | 19,530 |
| | $ 75,745 | $ 56,999 |
| Accumulated depreciation | (60,980) | (55,921) |
| | $ 14,765 | $ 1,078 |

At December 31, 2004 and 2003, the furniture and equipment above is held for leasing to the related party.

(3) RELATED PARTY TRANSACTIONS AND CONCENTRATIONS OF RISK:

FMS leases 100% of its furniture and equipment to a related party, which owns 49% of FMS. Accordingly, all lease revenue is earned from the related party.

Equipment leases in place at December 31, 2004 are of a short term nature, all expiring during 2005. The minimum rentals pertaining to these leases are $6,323.

During 2003 and 2004, FMS earned 100% and 31%, respectively, of its advisory income from the related party.

In 2003, FMS' earned income consisted entirely of advisory income. In 2004, FMS' earned income consisted of 78.6% advisory income and 21.4% leasing income.

Amounts of $6,000 and $42,429 were due from the related party at December 31, 2003 and 2004, respectively, net of amounts due to the related party of nil and $18,000. The amount due to the related party at December 31, 2004 is pursuant to an Income and Cost Sharing Agreement entered into by the two parties during 2004. The initial term of the agreement is for a period of two years and is renewable on an annual basis. The agreement stipulates that the related party is to charge FMS a fixed monthly fee in return for use of its office space, office equipment, support staff, professional staff, and other office related services. Initially, this fee is set at $6,000 per month, but is to be reviewed at least annually. At December 31, 2004, the balance due from the related party includes two loans, each payable on demand, totaling $50,000. Each loan bears interest at 6%. Interest accrued on these loans amounted to $832 at December 31, 2004.

(4) INVESTMENT:

Investment, which has a restricted market, is valued at cost. In the opinion of management, there has been no diminution in value.

## FREDERICKS MICHAEL SECURITIES, INC.

### NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2004 AND 2003

(5) INCOME TAXES:

Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes."*

The provision for income taxes is summarized as follows:

| | 2004 | 2003 |
|---|---|---|
| Current – | | |
| Federal | $ | $ |
| State and City | 466 | 455 |
| | $ 466 | $ 455 |
| Deferred – | | |
| Federal | 567 | |
| State and City | 825 | |
| | $ 1,392 | $ |
| | $ 1,858 | $ 455 |

The difference between FMS's effective tax rate and the normal statutory rate is primarily attributable to state and local taxes.

Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. In 2004, the temporary difference that gave rise to deferred tax assets was net operating losses expiring in 2021 and 2022. The temporary difference that gave rise to deferred tax liabilities was depreciation.

At December 31, 2003, the Company had net operating loss carryforwards of $16,768, which expire in 2021 and 2022, in approximately equal portions. At December 31, 2004, the Company had net operating loss carryforwards remaining of $7,520.

## SCHEDULE I

### Fredericks Michael Securities, Inc.

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### As of 31 December 2004

| | | |
|---|---|---|
| Net Capital | | $ 74,893 |
| Deduct stockholders' equity not allowable for net capital | | - |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Total capital and allowable subordinated borrowings | | 74,893 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Miscellaneous receivables | $ 42,429 | |
| Securities not readily marketable | 3,300 | |
| Furniture and equipment (net) | 14,765 | 60,494 |
| Net capital before haircuts on securities positions | | 14,399 |
| Haircuts on securities | | - |
| Net capital | | $ 14,399 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition | | |
| Accounts payable, accrued liabilities, expenses and other | | $ 8,643 |
| Items not included in statement of financial condition | | - |
| Total aggregate indebtedness | | $ 8,643 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | | $ 5,000 |
| Excess net capital at 1,500 percent | | $ 20,302 |
| Excess net capital at 1,000 percent | | $ 13,535 |
| Ratio: Aggregate indebtedness to net capital | | .60 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2004): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 12,258 |
| Audit adjustments to reduce expenses | | 2,141 |
| Net capital per above | | $ 14,399 |

SCHEDULE II

Fredericks Michael Securities, Inc.

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of 31 December 2004

None.

SCHEDULE III

Fredericks Michael Securities, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of 31 December 2004

None.

SCHEDULE IV

Fredericks Michael Securities, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of 31 December 2004

None.